UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Acquisition of Shares of Lotte Non-Life Insurance Co., Ltd.

On October 13, 2026, the Board of Directors of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) made a resolution to acquire a 77.04% equity interest in Lotte Non-Life Insurance Co., Ltd. (“Lotte Non-Life Insurance”) for the purpose of making it a subsidiary.

The key details of the acquisition are as follows:

1. Number of Shares to be acquired: 239,082,287

2. Acquisition Amount (KRW): 693,338,632,300

3. Equity Capital (KRW): 60,372,324,867,921 (based on the consolidated financial statements of Shinhan Financial Group as of December 31, 2025)

4. Ratio to Equity Capital: 1.15%

5. Number of Shares Held and Shareholding Ratio after the Acquisition: 239,082,287 shares representing 77.04% of Lotte Non-Life Insurance’s total issued shares.

6. Acquisition Method: Acquisition in Cash

7. Purpose of Acquisition: To enhance the competitiveness of the financial group (For the purpose of management participation)

8. Scheduled Acquisition Date: To be determined (subject to the completion of the relevant regulatory approval process and other related procedures)

9. Other material information

- The shares to be acquired are common shares

- Above ‘2. Acquisition Amount’ is subject to change, and the final acquisition amount will be confirmed upon closing of the transaction.

- The "Condensed Financial Statement of Issuing Company" set forth below is based on the financial statements of Lotte Non-Life Insurance for the Current year(FY2025), Last year(FY2024), and the year before last(FY2023). Beginning in FY2023, K-IFRS Standards No. 1109 (Financial Instruments) and No. 1117 (Insurance Contracts) have been applied. Sales Amount represents the aggregate amount of insurance revenues and investment revenues.

- This disclosure is provided as the final response to the clarification disclosures filed on June 29, 2026, and July 28, 2026, regarding media reports on Shinhan Financial Group's proposed acquisition of Lotte Non-Life Insurance, which were previously disclosed as "Clarification of Rumor or Media Report (Undetermined)" and "Clarification of Rumor or Media Report (Undetermined - Re-disclosure)," respectively.

						(Mil. KRW)
	Total Asset	Total Liabilities	Total Shareholders’ Equity	Capital Stock	Shares Amount	Net Income
FY2025	14,410,299	13,796,795	613,504	310,336	3,220,671	51,331
FY2024	15,541,478	14,747,238	794,239	310,336	3,151,517	24,221
FY2023	14,912,417	13,610,757	1,301,661	310,336	2,559,094	285,581

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 13, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer